UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BRE PROPERTIES, INC.

(Name of Subject Company (Issuer))

BRE PROPERTIES, INC. (Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

4.125% Convertible Senior Notes due 2026

(Title of Class of Securities)

05564E BH 8

05564E BJ 4

(CUSIP Number of Class of Securities)

Kerry Fanwick, Esq.

Executive Vice President, General Counsel

525 Market Street, 4th Floor

San Francisco, California 94105

(415) 445-6530

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Laura L. Gabriel, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, California 94111

Phone: (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$370,587,360	$26,422.88

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 4.125% Convertible Senior Notes due 2026 (the “Notes”) assuming that $356,334,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,040 per $1,000 principal amount.

**	The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is being filed with the United States Securities and Exchange Commission (the “SEC”) by BRE Properties, Inc., a Maryland corporation (“BRE” or the “Company”), in connection with BRE’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated September 15, 2010 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of BRE’s outstanding 4.125% Convertible Senior Notes due 2026 (the “Notes”). The Offer to Purchase and Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is incorporated by reference in the responses to the items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is BRE Properties, Inc., a Maryland corporation. The address of its principal executive offices is 525 Market Street, 4th Floor, San Francisco, California 94105 and its telephone number is (415) 445-6530.

(b) Securities. The class of securities subject to the Offer to Purchase is BRE’s 4.125% Convertible Senior Notes due 2026. As of September 14, 2010, there was $356,334,000 aggregate principal amount of Notes outstanding, which are convertible into shares of the Company’s common stock, $0.01 par value per share.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange. There is no established public reporting or trading system for the Notes, and trading in the Notes has been limited. The information with respect to the Company’s common stock set forth in the section titled “Trading Market for the Notes and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. This is an issuer tender offer. BRE Properties, Inc. is the filing person. The information set forth in Item 2(a) above and the section titled “The Company” of the Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of BRE:

Name	Title
Irving F. Lyons, III	Director, Chairman
Stephen C. Dominiak	Executive Vice President, Chief Investment Officer
Paula F. Downey	Director
Kerry Fanwick	Executive Vice President, General Counsel
Christopher J. McGurk	Director
Matthew T. Medeiros	Director
Constance B. Moore	President, Chief Executive Officer and Director
Jeanne R. Myerson	Director
Jeffrey T. Pero	Director
Thomas E. Robinson	Director
John A. Schissel	Executive Vice President, Chief Financial Officer
Dennis E. Singleton	Director
Thomas P. Sullivan	Director

The business address and telephone number for all of the above directors and executive officers are c/o BRE Properties, Inc., 525 Market Street, 4th Floor, San Francisco, California 94105, tel. (415) 445-6530.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(viii), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(iv), (ix)-(xi) Not applicable.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be cancelled.

(c) Plans.

(1) None.

(2) None.

(3) The section of the Offer to Purchase titled “Summary of the Offer,” “Purpose of the Offer,” and “Source and Amount of Funds” are hereby incorporated by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The sections of the Offer to Purchase titled “Source and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.

(d) Borrowed Funds.

(1) and (2) The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The section of the Offer to Purchase titled “The Dealer Managers, Depositary and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to tender the Notes to the Company because (i) the consideration being paid to holders surrendering Notes consists solely of cash, (ii) the Offer is not subject to any financing conditions, (iii) the Offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) None.

(3) None.

(4) None.

(5) None.

(b) Other Material Information. The information contained in the Offer to Purchase is hereby incorporated by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated September 15, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated September 15, 2010 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed September 15, 2010).

(b)	Amended and Restated Credit Agreement by and among BRE Properties, Inc., as borrower, the lenders party thereto and each of Wachovia Capital Markets, LLC and RBS Securities Corporation, as joint lead arrangers and joint book managers, Wachovia Bank, National Association, as administrative agent, The Royal Bank of Scotland, plc, as syndication agent, and Bank of America, N.A., JPMorgan Chase Bank, N.A. and Deutsche Bank Securities, Inc., as co-documentation agents, entered into as of September 18, 2007 (previously filed on September 20, 2007 as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(c)	None.

(d)(1)	Indenture dated as of June 23, 1997 between the Registrant and Chase Trust Company of California (previously filed on June 23, 1997 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(2)	First Supplemental Indenture dated as of April 23, 1998 between the Registrant and Chase Manhattan Bank and Trust Company, National Association, as successor trustee (previously filed on May 14, 1998 as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated by reference herein).

(d)(3)	Second Supplemental Indenture, dated as of August 15, 2006, between BRE Properties, Inc. and J.P. Morgan Trust Company, National Association, as trustee, including the form of 4.125% Convertible Senior Notes due 2026 (previously filed on August 21, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(4)	Third Supplemental Indenture, dated as of November 3, 2006, between BRE Properties, Inc. and The Bank of New York Trust Company, National Association (successor to J.P. Morgan Trust Company, National Association) (previously filed on November 8, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRE Properties, Inc.

By:	/s/ Kerry Fanwick
	Name:	Kerry Fanwick
	Title:	Executive Vice President, General Counsel

Dated: September 15, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated September 15, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)	Press Release Regarding Offer, dated September 15, 2010 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed September 15, 2010).

(b)	Amended and Restated Credit Agreement by and among BRE Properties, Inc., as borrower, the lenders party thereto and each of Wachovia Capital Markets, LLC and RBS Securities Corporation, as joint lead arrangers and joint book managers, Wachovia Bank, National Association, as administrative agent, The Royal Bank of Scotland, plc, as syndication agent, and Bank of America, N.A., JPMorgan Chase Bank, N.A. and Deutsche Bank Securities, Inc., as co-documentation agents, entered into as of September 18, 2007 (previously filed on September 20, 2007 as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(c)	None.

(d)(1)	Indenture dated as of June 23, 1997 between the Registrant and Chase Trust Company of California (previously filed on June 23, 1997 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(2)	First Supplemental Indenture dated as of April 23, 1998 between the Registrant and Chase Manhattan Bank and Trust Company, National Association, as successor trustee (previously filed on May 14, 1998 as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated by reference herein).

(d)(3)	Second Supplemental Indenture, dated as of August 15, 2006, between BRE Properties, Inc. and J.P. Morgan Trust Company, National Association, as trustee, including the form of 4.125% Convertible Senior Notes due 2026 (previously filed on August 21, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(4)	Third Supplemental Indenture, dated as of November 3, 2006, between BRE Properties, Inc. and The Bank of New York Trust Company, National Association (successor to J.P. Morgan Trust Company, National Association) (previously filed on November 8, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.